Exhibit 1

FOR IMMEDIATE RELEASE	10 MARCH 2015

WPP PLC (“WPP”)

WPP has agreed to acquire minority stake in FlowNetwork in Sweden

WPP announces that it has agreed to acquire a minority stake in FlowNetwork. FlowNetwork is a new, Swedish, over-the-top television service, delivering its programmes via the internet, which supplies Sweden’s regional newspapers with technology and content. Newspapers served by FlowNetwork include Norrköpings tidningar, Folkbladet, Motala Vadstena Tidning, Norrländska Socialdemokraten, Östgöta Correspondenten, Norrbottens-Kuriren, Västervik-Tidningen, Hela Gotland and UNT. FlowNetwork is co-producer of the new Swedish drama series “Gåsmamman”.

This investment continues WPP’s strategy of developing its integrated services in fast-growing and important markets and sectors and strengthening its capabilities including digital media. WPP’s digital revenues (including associates) were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of nearly US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In Scandinavia, WPP companies (including associates) generate revenues of over US$500 million and employ over 2,500 people. In Sweden alone, WPP businesses generate revenues of over US$180 million and employ over 800 people.

Contact:

Feona McEwan, WPP London	+ 44(0) 207 408 2204
Chris Wade, WPP London

About WPP

WPP is the world’s largest communications services group with billings of nearly US$76 billion and revenues of nearly US$19 billion. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; data investment management; public relations & public affairs; branding & identity; healthcare communications; direct, digital, promotion & relationship marketing and specialist communications. The company employs over 188,000 people (including associates and investments) in over 3,000 offices across 111 countries. For more information, visit www.wpp.com.

WPP was named Holding Company of the Year at the 2014 Cannes Lions International Festival of Creativity for the fourth year running. WPP was also named, for the third consecutive year, the World’s Most Effective Holding Company in the 2014 Effie Effectiveness Index, which recognizes the effectiveness of marketing communications.